EXHIBIT 99.1

Change in Equinor’s policy for adjusted earnings in the Renewables segment

Equinor ASA (OSE: EQNR, NYSE: EQNR) will, from third quarter change its policy for how gains and/or losses from sales of assets are recognised in Adjusted earnings for the Renewables segment.

Equinor has decided to change its policy for how gains and/or losses from sales of assets are recognised in Adjusted earnings for the Renewables segment. The decision to change the policy has been made following a request for information from and subsequent dialogue with the Financial Supervisory Authority in Norway and is in accordance with their preliminary assessment.

Equinor will in its third quarter 2021 interim financial statements apply a consistent policy for its renewable segment and for its upstream and midstream reporting segments. Gains and/or losses from sales of assets, will be excluded from the adjusted earnings performance measure for all segments. Prior periods impacted by this change will be presented in the third quarter 2021 interim financial statements in accordance with the updated policy.

Equinor presents third quarter results 27 October 2021.

Further information:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Press
Sissel Rinde, vice president Media Relations,
+47 412 60 584 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act